[P. H. Glatfelter Company Letterhead]
June 2, 2006
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention:	Stephen Krikorian
Accounting Branch Chief

Re:	P. H. Glatfelter Company (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
File No. 001-03560
Ladies and Gentlemen:
     This letter responds to the Staff’s comment letter dated May 19, 2006 regarding the above-captioned Form 10-K (our “Form 10-K”) and Form 10-Q (our “Form 10-Q”) and the Company’s Current Reports on Form 8-K filed on February 16, 2006 (our “February 16th 8-K”) and May 11, 2006 (our “May 11th 8-K”). For your convenience, each of the Staff’s comments has been reproduced, followed by the Company’s response to such comment.
Form 10-K for the Fiscal Year Ended December 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Business Units, page 15
1.	Please refer to your tabular presentation of profitability information by business unit and the composition of income from continuing operations before income taxes. We note that the total amounts for Costs of products sold, Gross profit (loss), and SG&A exclude certain items. Since these measures are considered to be non-GAAP financial measures, as they are outside of the SFAS 131-required disclosures, tell us what consideration you gave to including the disclosures required in Item 10(e)(1)(i) of Regulation S-K. Refer to Question 21 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In your response, also address your presentation of such measures in your Form 10-Q for the quarterly period ended March 31, 2006.

RESPONSE: The primary objective of our tabular business unit performance presentation as set forth on pages 15 and 17 of our Form 10-K and page 19 of our

United States Securities and Exchange Commission
Stephen Krikorian
June 2, 2006

Form 10-Q is to provide relevant information for each reportable segment as that term is defined in Statement of Financial Accounting Standard (“SFAS”) No. 131. In our discussion of segment results, we disclose that non-cash pension income, restructuring related charges, unusual items, effects of asset dispositions and insurance recoveries are not allocated to business units because, by presenting each of these “non-operating” items as unallocated, management believes our disclosures more meaningfully present business unit results. As a result of this presentation, the total Costs of products sold, Gross profit (loss), and SG&A that appear in the business unit performance table of our Form 10-K and Form 10-Q exclude non-cash pension income. In addition, the fiscal 2003 and first quarter 2006 total Costs of products sold and Gross profit (loss) for our business units that appear on page 17 of our Form 10-K and page 19 of our Form 10-Q, respectively, exclude certain restructuring charges. Therefore, the total Costs of products sold, Gross profit (loss), and SG&A for our business units differ from the respective amounts presented in our consolidated income statements by the associated amount of non-cash pension income and, where applicable, restructuring charges recorded as a component of Costs of products sold.

Our disclosures were developed with consideration given to the requirements of Item 10(e)(1)(i) of Regulation S-K. As such, the business unit performance tabular presentation in each of our Form 10-K and Form 10-Q discloses the differences between the reportable segments’ profits and losses and the Company’s consolidated Income before income taxes. In addition, the business unit performance tabular presentation in both our Form 10-K and Form 10-Q is immediately followed by a tabular and narrative analysis of consolidated Net sales and Costs of products sold determined in accordance with GAAP, which includes a table in the subsection entitled “Non-Cash Pension Income” setting forth the amounts of pension income recorded, in accordance with GAAP, as Costs of products sold and SG&A. Further, the business unit performance tabular presentation on page 17 of our Form 10-K and page 19 of our Form 10-Q each includes a line item, “Restructuring recorded as a component of COS,” which sets out the amount of restructuring charges excluded from total business unit Costs of products sold and Gross profit (loss) for the applicable periods. The explanation that business unit results exclude non-cash pension income and restructuring charges in combination with the analysis of Net sales and Costs of products sold allows the reader to reconcile the difference between total business unit Costs of products sold, Gross profit (loss) and SG&A and the Company’s consolidated Costs of products sold, Gross profit (loss) and SG&A.

In addition, the disclosure following the business unit performance tabular presentation includes a discussion of the reasons the presentation is useful to investors; in particular, we explain that management evaluates business unit results “before non-cash pension income, restructuring related charges, unusual items, effects of asset dispositions and insurance recoveries because [we believe] this is a more meaningful representation of the operating performance of [our] core papermaking business and the profitability of business units.”

United States Securities and Exchange Commission
Stephen Krikorian
June 2, 2006

In light of the Staff’s comment, in our future periodic reports we will revise our presentation of the business unit performance table and present, in the column titled “Other and Unallocated” and on the financial statement line item consistent with the presentation in our consolidated financial statements, all items excluded from the individual business units. Our revised presentation will be accompanied by a narrative description of significant unallocated items. As a result, in our future periodic reports, total Cost of products sold, Gross profit (loss) and SG&A will agree with the Company’s consolidated statements of income and the non-GAAP financial measures will be eliminated. This revised presentation will be consistent with our revised tabular presentation of profitability information by business unit in the “Segment and Geographic Information” note to our financial statements, as discussed in the response to comment #4.
Gain on Sales of Plant Equipment and Timberlands, page 20
2.	Your disclosure states, “as consideration for the timberlands sold in 2003, [you] received a 10-year note from a subsidiary of The Conservations Fund in the principal amount of $37.9 million.” Your disclosure on page 5 indicates that you entered into an 8-year Supply Agreement whereby you are required to purchase a minimum annual amount of timber from the land that you sold in 2003. Clarify how you considered the provisions of the Note and the Supply Agreement when determining that it was appropriate to record the entire $31.2 million gain from this sale in fiscal year 2003 and tell us what literature you applied when arriving at such determination. As part of your response, ensure you address how you determined that the note receivable was collectable and that your obligation under the Supply Agreement did not impact your ability to realize the gain. Further, tell us how you considered the criteria in paragraph 5 of SFAS No. 66 when concluding that gain recognition at the time of the sale in fiscal year 2003 was appropriate. Please also address how you considered any other supply agreements entered into in conjunction with the sale of timberland properties in 2004 and 2005 in determining that you did not have substantial continuing involvement with the property to support your gain recognition at the time of each respective sale.

RESPONSE: In determining that it was appropriate to record the entire $31.2 million gain from the timberlands sold in 2003 (the “2003 Timberlands Sale”), management considered the provisions of SFAS No. 66, “Accounting for Sales of Real Estate” as well as SFAS No. 98 “Accounting for Leases — Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, And Initial Direct Costs of Direct Financing Leases” and concluded that full accrual gain recognition was appropriate.

Specifically, we evaluated the requirements of paragraph 5 of SFAS No. 66 and concluded that each requirement was satisfied. Set forth below in italics is each requirement of paragraph 5 and a brief summary of our analysis:

United States Securities and Exchange Commission
Stephen Krikorian
June 2, 2006

a.	Consummation of sale. The 2003 Timberlands Sale was consummated in fiscal 2003 as evidenced by the fact that the agreement of sale between us and a subsidiary of The Conservation Fund closed in 2003.

b.	Buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property. As consideration for the property sold, we received a $37.9 million promissory note payable to us, together with an irrevocable letter of credit in the amount of $37.9 million issued by Suntrust Bank, a major well-capitalized financial institution. The letter of credit provides security for the payment of the note.

c.	Seller’s receivable is not subject to future subordination. The buyer’s note payable to us does not contain any future subordination provisions.

d.	Seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property. We transferred to the buyer the timberlands and all related risks and rewards. In connection with the sale of the property, we entered into a Supply Agreement pursuant to which we agreed to purchase annually a minimum amount of timber from the buyer at market prices (an aggregate of 275,400 tons over an eight year period). Although we are committed to purchase timber from the sold property, we do not believe we have a substantial continuing involvement in the timberlands we sold in 2003 because we are only required to purchase a minimal amount of timber relative to the value of the property sold and we do not otherwise have any continuing involvement in the property or its operations.
As part of our evaluation of the proper accounting treatment, we also analyzed the applicability of sale-leaseback accounting pursuant to SFAS No. 98 and concluded any “leaseback” of the sold property by way of the Supply Agreement was “minor” as defined in paragraph 8 of SFAS No. 98. The Supply Agreement requires the Company to purchase, at market prices, an annual minimum amount of timber aggregating 275,400 tons over an eight year period. At the time of the sale, the market price for timber approximated $5.70 per ton for an estimated aggregate undiscounted value of $1,569,780 over the life of the contract, which equaled 4.2% of the sales price of the property sold.

We did not enter into any supply agreements in conjunction with our sales of timberland properties in 2004 and 2005.
Consolidated Balance Sheets, page 29
3.	We note that the balance of prepaid expenses and other assets represents approximately 10% and 9% of total current assets as of December 31, 2005 and 2004, respectively. We

United States Securities and Exchange Commission
Stephen Krikorian
June 2, 2006

also note that other assets represent approximately 33% and 32% of total assets as of December 31, 2005 and 2004, respectively. In addition, your other current liabilities represent approximately 53% and 56% of total current liabilities as of December 31, 2005 and 2004, respectively. Further, your other long-term liabilities represent approximately 13% and 17% of total liabilities as of December 31, 2005 and 2004, respectively. Tell us your consideration of disclosing any item(s) in excess of 5% pursuant to Regulation S-X, Rules 5-02.8, 5-02.17, 5-02.20 and 5-02.24.

RESPONSE: In accordance with Regulation S-X, Rules 5-02.8, 5-02.17, 5-02.20 and 5-02.24, we disclosed item(s) in excess of 5% of our Total current assets, Total assets, Total current liabilities and Total liabilities in the notes to our financial statements included in our Form 10-K.

Our consolidated balance sheets as of December 31, 2005 and 2004 present “Prepaid expenses and other current assets” totaling $22.3 million and $18.8 million, respectively. In accordance with Regulation S-X, Rule 5-02.8, we disclose, in the tabular presentation included in Note 10 “Income Taxes” of the notes to our financial statements, on page 37 of our Form 10-K, that current deferred tax assets of $11.2 million and $8.9 million in 2005 and 2004, respectively, are included in the balance sheet caption “Prepaid expenses and other current assets.” Other than current deferred tax assets, no amounts included in Prepaid expenses and other current assets exceeded the threshold of 5% of Total current assets.

As of December 31, 2005 and 2004, “Other assets” as reported on the consolidated balance sheet totaled $342.6 million and $333.4 million respectively. Pursuant to Regulation S-X, Rule 5-02.17 we disclosed, in Note 12 “Retirement Plans and Other Post-Retirement Benefits” of the notes to our financial statements, on page 39 of our Form 10-K, that “the net prepaid pension cost for qualified pension plans is primarily included in ‘Other assets’ . . .” (at December 31, 2005 and 2004, such amounts were approximately $245.3 million and $225.5 million, respectively, and such amounts are disclosed in the tabular presentation immediately preceding this quote). Other than prepaid pension cost, no amounts included in Other assets exceeded the threshold of 5% of Total assets.

With respect to the Staff’s comment relating to the significance of the amounts of “Other current liabilities,” we direct your attention to Note 15 “Other Current Liabilities” of the notes to our financial statements included on page 42 of our Form 10-K, which sets forth a tabular presentation of the components of this line item. Please be advised that there are no amounts included in the line item captioned “Other accrued expenses” that exceed the threshold specified by Regulation S-X, Rule 5-02.20.

Our consolidated balance sheet as of December 31, 2005 and 2004 presents “Other long-term liabilities” totaling $82.5 million and $108.5 million, respectively. Pursuant to Regulation S-X, Rule 5-02.24 we disclosed, in Note 12 “Retirement Plans and Other Post-

United States Securities and Exchange Commission
Stephen Krikorian
June 2, 2006

Retirement Benefits” of the notes to our financial statements, on page 39 of our Form 10-K, that “accrued post-retirement benefit costs are primarily included in ‘Other long-term liabilities’ . . .” (at December 31, 2005 and 2004, such amounts were approximately $32.6 million and $32.4 million, respectively, and such amounts are disclosed in the tabular presentation immediately preceding this quote). Other than accrued post-retirement benefit costs, no amounts included in Other long-term liabilities exceeded the threshold of 5% of Total liabilities.
Notes to Consolidated Financial Statements
Note 20. Segment and Geographic Information, page 50
4.	Please refer to your tabular presentation of profitability information by business unit. We note that the total amounts for Costs of products sold, Gross profit (loss), and SG&A do not reconcile to the consolidated statements of income. Tell us what consideration you gave to providing a reconciliation of these items in accordance with paragraph 32.d of SFAS 131. Also address your similar segment disclosure in your Form 10-Q for the quarterly period ended March 31, 2006 in your response.

RESPONSE: In our response to the Staff’s comment #1 set forth above, we described that we evaluate and present business unit performance before non-cash pension income and restructuring charges, which results in the total amounts of business unit Costs of products sold, Gross profit (loss), and SG&A being different from the amounts for those items that appear in our consolidated statements of income. We believe our disclosures in our “Segment and Geographic Information” note to our financial statements (Note 20 in our Form 10-K and Note 12 in our Form 10-Q), together with other information readily available within our Form 10-K and Form 10-Q, as applicable, provides sufficient information to allow a reader to understand the differences set forth above.

Our business unit disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in both our Form 10-K and Form 10-Q explains that management evaluates business unit results “before non-cash pension income [and] restructuring related charges . . .” and includes a table in the subsection entitled “Non-Cash Pension Income” setting forth the amounts of pension income recorded as Costs of products sold and SG&A in accordance with GAAP. Where applicable, the business unit performance table also includes a line item, “Restructuring recorded as a component of COS,” which sets out the amount of restructuring charges excluded from total Costs of products sold and Gross profit (loss) for our business units (see pages 15-16 and 17-18 of our Form 10-K and pages 19-20 of our Form 10-Q).

In light of the Staff’s comment, in our future periodic reports we will revise our presentation of profitability information by business unit and present, in the column titled “Other and Unallocated” and on the financial statement line item consistent with the presentation in our consolidated financial statements, all items excluded from the

United States Securities and Exchange Commission Stephen Krikorian June 2, 2006 page 7 individual business units. As a result, total Cost of products sold, Gross profit (loss) and SG&A in the tabular presentation of profitability information by business unit in the “Segment and Geographic Information” note will agree with the Company’s consolidated statements of income.
Form 8-Ks filed on February 16, 2006 and May 11, 2006
5.	Your report contains a non-GAAP financial measure referred to as “adjusted earnings.” Demonstrate the usefulness of this non-GAAP measure in assessing performance when the items excluded are a result of your operations and have contributed to your performance. Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. If you are able to overcome the burden of demonstrating its usefulness, ensure future uses of your non-GAAP financial measures include all disclosures required by Question 8. In addition, ensure that future uses do not use titles or descriptions such as “adjusted earnings” which may be confused as a GAAP measure; we refer you to Regulation S-K, Item l0(e)(l)(ii)(E). That is, your titles and descriptions should clearly identify such measures as non-GAAP measures.

RESPONSE: The non-GAAP financial measure the Company refers to as “adjusted earnings” eliminates gains on sales of timberlands, restructuring charges, merger integration costs and insurance recoveries. Management believes that each of the excluded items are unique, isolated events associated with strategic initiatives or other facts and circumstances that will only have a material impact over a finite period of time and are distinguishable from the Company’s core papermaking businesses. Outlined below is our analysis regarding each of the excluded items:
Timberland Sales. Since 2003, we have sold certain tracts of our timberlands and we have disclosed in our 10-K and our February 16th 8-K a strategy to complete the sale of an additional 40,000 acres within the next three to five years. Our timberland sales are not a continuing source of revenue or cash flow for the Company, as they represent gains from the sale, over a limited period of time, of assets no longer required as a result of strategic decisions regarding how to best utilize these assets. The timberland sales have been in the form of discrete transactions and we have completed no more than a few in any year. In addition, after the completion of the sales anticipated by our timberland strategy, we do not anticipate selling any material amount of our timberland properties in the foreseeable future.
Restructuring Charges. We have undertaken four distinct restructuring initiatives since the fourth quarter of 2002 and are in the process of permanently shutting down our Neenah, Wisconsin facility. Each initiative resulted in significant charges to our results of operations, a substantial component of which does not require cash settlement. Our restructuring initiatives, which were designed to

United States Securities and Exchange Commission
Stephen Krikorian
June 2, 2006

reduce our cost structure, have primarily stemmed out of overcapacity and other factors affecting our industry in recent years. Our restructuring initiatives were not Company-wide, but rather, each was facility-focused and, with the exception of our restructuring efforts related to our Neenah facility, where we completed a restructuring initiative in 2003 and are now in the process of shutting down the facility in connection with our recent acquisition of the carbonless and specialty papers business of NewPage Corporation, our restructuring initiatives did not represent repeated restructuring of operations at the same facilities. With the completion of the shutdown of our Neenah facility, we do not anticipate undertaking any significant restructuring initiatives in the near term at facilities that have recently been the subject of restructuring initiatives. However, we are analyzing operations at our recently acquired facilities in Ohio and the United Kingdom.
Insurance Recoveries. We reached successful resolution with regard to certain claims under insurance policies related to one of our ongoing environmental matters. These insurance recoveries were unique and, as we disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Form 10-K, “[a]ny additional insurance recoveries are expected to be insignificant.”
Merger Integration Costs. Our adjusted earnings excluded integration costs in connection with two acquisitions that we completed in early 2006, which were the first acquisitions we completed since 1998. We do not anticipate completing any significant acquisitions in the near term.
As illustrated above, we believe the items we have excluded from “adjusted earnings” represent unique circumstances, which only impact our financials for a finite, limited period and are distinguishable from our core papermaking operations. Management uses adjusted earnings as a means of measuring the performance of our core papermaking businesses and comparing the performance of such businesses from period to period. Similarly, we believe “adjusted earnings” is a useful measure for investors to evaluate how the Company’s core papermaking businesses are performing because, without excluding the special items, our papermaking businesses’ performance from period to period can be obscured by items that are not routine for our papermaking operations and will only have a material impact for a limited period. The usefulness of this information to investors is evidenced by requests for such information from our securityholders.

If we use the non-GAAP financial measure of earnings excluding certain special items in a Form 8-K filing or other periodic report filed pursuant to the Securities Exchange Act of 1934, as amended, in the future, we will ensure that all disclosures required by Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “Regulation G FAQs”) are included in the applicable filing.

United States Securities and Exchange Commission
Stephen Krikorian
June 2, 2006

We believe the use of the term “adjusted” to identify earnings that exclude special items clearly distinguishes the measure from GAAP measures. However, if we use adjusted earnings in the future, we will clearly identify that such measure is a non-GAAP measure.
     In addition, the Company hereby acknowledges, through our Vice President and Corporate Controller, that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in our Form 10-K, Form 10-Q, February 16th 8-K and May 11th 8-K, and all exhibits and amendments thereto (together, the “Filings”);

•	comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the Filings do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments to either me at (717) 225-2794 or Morris Cheston, Jr. (at (215) 864-8609) of Ballard Spahr Andrews & Ingersoll, LLP.

Sincerely,
/s/ John P. Jacunski

John P. Jacunski Vice President and Corporate Controller

cc:	George H. Glatfelter II
Glenn Davies
Morris Cheston, Jr., Esq.